CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Unit	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee(1)
Callable Dual Range Accrual Note Linked to 6-Month U.S. Dollar LIBOR and the S&P 500® Index, due May 28, 2027	7,000	$1,000	$7,000,000	$802.20

(1)	Calculated in accordance with Rule 457(r) of the Securities Act of 1933.

Pricing Supplement No. 952 (To Prospectus dated March 30, 2012, Series L Prospectus Supplement dated March 30, 2012, and Product Supplement RANGE-2 dated April 3, 2012) May 23, 2012	Filed Pursuant to Rule 424(b)(2) Registration No. 333-180488

$7,000,000

Callable Dual Range Accrual Notes Linked to 6-Month U.S. Dollar LIBOR and the S&P 500® Index, due May 28, 2027

•

The notes are senior unsecured debt securities issued by Bank of America Corporation. Subject to our credit risk, we will pay the principal amount of the notes, together with any accrued and unpaid interest, on the maturity date or date of early redemption, as applicable.

•	The notes will be issued in minimum denominations of $1,000 and multiples of $1,000 in excess thereof.

•

The notes are designed for investors who wish to receive quarterly interest income, where, as described below, the amount of the interest depends on the levels of both 6-month U.S. Dollar LIBOR (the “Reference Rate”) and the S&P 500® Index (the “Reference Index”).

•

Interest will be payable quarterly on February 28, May 28, August 28, and November 28 of each year, beginning on August 28, 2012, at the applicable Base Rate multiplied by N/D. The applicable “Base Rate” will be:

•	Years 1-5: 8.00% per annum;

•	Years 6-10: 9.00% per annum; and

•	Years 11-15: 10.00% per annum.

“N” will be the total number of Market Measure Business Days in the applicable quarterly interest period on which both (i) the Reference Rate is within the Reference Rate Range and (ii) the level of the Reference Index is greater than or equal to the Reference Index Strike Level, as described below.

“D” will be the total number of Market Measure Business Days in the applicable quarterly interest period.

•	The Reference Rate will be within the Reference Rate Range if it is between 0.00% and 6.00%, inclusive. The Reference Index Strike Level is 989.15.

•	At maturity, if the notes have not been previously redeemed, you will receive a cash payment equal to the principal amount of the notes, plus any accrued but unpaid interest.

•

We may redeem all of the notes on any quarterly interest payment date occurring on or after May 28, 2013 and up to and including February 28, 2027 (an “Early Redemption Date”). If redeemed early, you will receive a cash payment equal to the principal amount of the notes, plus any accrued but unpaid interest to but excluding the Early Redemption Date.

•	The notes will not be listed on any securities exchange.

•	The CUSIP number for the notes is 06048WMH0.

•

The notes have been offered at varying public offering prices related to prevailing market prices. Each public offering price will include accrued interest from May 29, 2012, if settlement occurs after that date.

•	The purchase price of the notes to the selling agent is 95.68% of the principal amount of the notes.

•	The notes:

Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value

The notes are unsecured and are not savings accounts, deposits, or other obligations of a bank. The notes are not guaranteed by Bank of America, N.A. or any other bank, are not insured by the Federal Deposit Insurance Corporation or any other governmental agency and involve investment risks. Potential purchasers of the notes should consider the information in “Risk Factors” beginning on page PS-5 of this pricing supplement, page S-8 of the accompanying product supplement RANGE-2, page S-5 of the prospectus supplement, and page 8 of the prospectus.

None of the Securities and Exchange Commission (the “SEC”), any state securities commission, or any other regulatory body has approved or disapproved of these notes or passed upon the adequacy or accuracy of this pricing supplement or the accompanying product supplement, prospectus supplement, or prospectus. Any representation to the contrary is a criminal offense.

We will deliver the notes in book-entry form only through The Depository Trust Company on or about May 29, 2012 against payment in immediately available funds.

BofA Merrill Lynch

Selling Agent

SUMMARY

The Callable Dual Range Accrual Notes Linked to 6-Month U.S. Dollar LIBOR and the S&P 500® Index, due May 28, 2027 (the “notes”) are our senior unsecured debt securities. The notes are not guaranteed or insured by the Federal Deposit Insurance Corporation or secured by collateral. The notes will rank equally with all of our other unsecured and unsubordinated debt, and all payments due on the notes, including repayment of the principal amount, will be subject to our credit risk. Unless earlier redeemed, the notes will mature on May 28, 2027.

During each quarterly interest period, the notes will provide quarterly interest payments at a rate based upon the total number of Market Measure Business Days in the applicable quarterly interest period on which both (i) the level of 6-Month U.S. Dollar LIBOR is greater than or equal to 0.00% and less than or equal to 6.00% and (ii) the closing level of the S&P 500® Index is greater than or equal to the Reference Index Strike Level, as described below. We have the right to redeem all, but not less than all, of the notes beginning on May 28, 2013 and on any subsequent interest payment date up to and including February 28, 2027. If the notes have not been previously redeemed, we will pay to you at maturity the principal amount of your notes plus any accrued and unpaid interest, subject to our credit risk. The notes are not traditional debt securities and, during any interest period, it is possible that the notes will not pay interest or will pay interest at a very low rate.

Capitalized terms used but not defined in this pricing supplement have the meanings set forth in the accompanying product supplement, prospectus supplement, and prospectus. Unless otherwise indicated or unless the context requires otherwise, all references in this pricing supplement to “BAC,” “we,” “us,” “our,” or similar references are to Bank of America Corporation (“BAC”).

Issuer:	Bank of America Corporation (“BAC”)

Term:	15 years

Optional Early Redemption:	We have the right to redeem all (but not less than all) of the notes on May 28, 2013, or on any subsequent interest payment date up to and including February 28, 2027 (any such date, the “Early Redemption Date”). The redemption price will be 100% of the principal amount of the notes, plus any accrued and unpaid interest. In order to redeem the notes, we will give notice to the trustee at least five business days but not more than 60 calendar days before the specified Early Redemption Date.

Reference Rate:	6-Month U.S. Dollar LIBOR, which will be determined based on Reuters page LIBOR01, or any page substituted for that page on which London interbank rates of major banks for U.S. Dollars are displayed, and as further described in the accompanying prospectus beginning on page 18, under the caption “Description of Debt Securities—Floating-Rate Notes—LIBOR Notes.”

Reference Rate Range:	Greater than or equal to 0.00% and less than or equal to 6.00%

Reference Index:	S&P 500® Index (Bloomberg symbol: “SPX”). See the section entitled “S&P 500® Index” on page PS-8 of this pricing supplement.

Reference Index Strike Level:	989.15

Payment at Maturity:	If the notes have not been previously redeemed, we will pay to you at maturity the principal amount of the notes, plus any accrued and unpaid interest, subject to our credit risk.

Interest Rate:

For each quarterly interest period, interest will accrue at a rate per annum equal to the applicable Base Rate multiplied by N/D. The applicable Base Rate will be:

•    Years 1-5: 8.00% per annum;

•    Years 6-10: 9.00% per annum; and

•    Years 11-15: 10.00% per annum.

“N” will be the total number of Market Measure Business Days in the applicable quarterly interest period on which both (i) the Reference Rate is within the Reference Rate Range and (ii) the closing level of the Reference Index is greater than or equal to the Reference Index Strike Level.

“D” will be the total number of Market Measure Business Days in the applicable quarterly interest period.

Interest will not accrue on any Market Measure Business Day on which either the Reference Rate is outside the Reference Rate Range or the closing level of the Reference Index is less than the Reference Index Strike Level. You may not earn any interest on the notes.

In no event will the annualized interest rate applicable to any quarterly interest period be greater than the applicable Base Rate or less than 0.00%.

The levels of the Reference Rate and of the Reference Index for the last four Market Measure Business Days of a quarterly interest period will be the same as the levels of the Reference Rate and of the Reference Index on the Market Measure Business Day immediately preceding those four days.

Interest Periods:	Each interest period (other than the first interest period) will commence on, and will include, the previous interest payment date, and will extend to, but will exclude, the next succeeding interest payment date or the maturity date (or the Early Redemption Date), as applicable. The first interest period will commence on, and will include, the settlement date of the notes, and will extend to, but will exclude, the first interest payment date.

Interest Payment Dates:	Each interest payment date will occur on the 28th of February, May, August, and November, beginning on August 28, 2012, subject to postponement as described in the section entitled “Description of the Notes—Interest” beginning on page S-18 of the accompanying product supplement RANGE-2.

Day Count Fraction:	30/360

Market Measure Business Day:	Any day that is both (i) a London Banking Day (as defined on page 25 of the accompanying prospectus) and (ii) a day on which (1) the New York Stock Exchange and The NASDAQ Stock Market, or their successors, are open for trading and (2) the S&P 500® Index or any successor thereto is calculated and published.

Calculation Agent:	Merrill Lynch International (“MLI”)

HYPOTHETICAL INTEREST RATE CALCULATIONS

Set forth below are five examples of the calculation of the interest rate (rounded to two decimal places) payable on an interest payment date during the first five years of the term of the notes. The examples are based on a hypothetical interest period that has 65 Market Measure Business days. These examples are for purposes of illustration only. The actual interest rate for any quarterly interest period will depend on the actual number of Market Measure Business Days in that interest period and the levels of the Reference Rate and the Reference Index on each Market Measure Business Day during that period.

Example 1: There were no Market Measure Business Days during the interest period on which both the Reference Rate was within the Reference Rate Range and the closing level of the Reference Index was greater than or equal to the Reference Index Strike Level:

Hypothetical N: 0

Hypothetical D: 65

Hypothetical annual rate: 8.00% × 0/65 = 0.00%

Hypothetical interest rate payable for that quarterly interest period: 0.00% × 90/360 = 0.00%

Example 2: There were 18 Market Measure Business Days during the interest period on which both the Reference Rate was within the Reference Rate Range and the closing level of the Reference Index was greater than or equal to the Reference Index Strike Level:

Hypothetical N: 18

Hypothetical D: 65

Hypothetical annual rate: 8.00% × 18/65 = 2.22%

Hypothetical interest rate payable for that quarterly interest period: 2.22% × 90/360 = 0.55%

Example 3: There were 36 Market Measure Business Days during the interest period on which both the Reference Rate was within the Reference Rate Range and the closing level of the Reference Index was greater than or equal to the Reference Index Strike Level:

Hypothetical N: 36

Hypothetical D: 65

Hypothetical annual rate: 8.00% × 36/65 = 4.43%

Hypothetical interest rate payable for that quarterly interest period: 4.43% × 90/360 = 1.11%

Example 4: There were 54 Market Measure Business Days during the interest period on which both the Reference Rate was within the Reference Rate Range and the closing level of the Reference Index was greater than or equal to the Reference Index Strike Level:

Hypothetical N: 54

Hypothetical D: 65

Hypothetical annual rate: 8.00% × 54/65 = 6.65%

Hypothetical interest rate payable for that quarterly interest period: 6.65% × 90/360 = 1.66%

Example 5: Both the Reference Rate was within the Reference Rate Range and the closing level of the Reference Index was greater than or equal to the Reference Index Strike Level on each Market Measure Business Day during the interest period:

Hypothetical N: 65

Hypothetical D: 65

Hypothetical annual rate: 8.00% × 65/65 = 8.00%

Hypothetical interest rate payable for that quarterly interest period: 8.00% × 90/360 = 2.00%

RISK FACTORS

There are important differences between the notes and a conventional debt security. An investment in the notes involves significant risks, including those listed below. You should carefully review the more detailed explanation of risks relating to the notes in the “Risk Factors” sections beginning on page S-8 of the accompanying product supplement RANGE-2, page S-5 of the MTN prospectus supplement, and page 8 of the prospectus identified below under “Additional Terms.” We also urge you to consult your investment, legal, tax, accounting, and other advisors before you invest in the notes.

•	The notes are subject to our early redemption.

•	It is possible that you may receive no interest, or only a limited amount of interest, for one, more than one or all interest periods.

•	In no event will the annualized interest rate applicable to any quarterly interest period be greater than the applicable Base Rate.

•	Your yield may be less than the yield on a conventional debt security of comparable maturity.

•

If on the fifth Market Measure Business Day prior to a quarterly interest payment date, either the Reference Rate is outside the Reference Rate Range or the closing level of the Reference Index is less than the Reference Index Strike Level, no interest will accrue on the notes for that day and the last four Market Measure Business Days of that interest period. This will be the case even if the Reference Rate is within the Reference Rate Range and the closing level of the Reference Index is greater than or equal to the Reference Index Strike Level on one or more of those last four Market Measure Business Days.

•	You must rely on your own evaluation of the merits of an investment linked to the Reference Rate and the Reference Index.

•

We have included in the terms of the notes the costs of developing, hedging, and distributing them, and the price, if any, at which you may sell the notes in any secondary market transaction will likely be lower than the public offering price due to, among other things, the inclusion of these costs.

•	Payments on the notes are subject to our credit risk, and changes in our credit ratings are expected to affect the value of the notes.

•	A trading market is not expected to develop for the notes. Merrill Lynch, Pierce, Fenner & Smith Incorporated (“MLPF&S”) is not obligated to make a market for, or to repurchase, the notes.

•	Your return is linked to the performance of both the Reference Rate and the Reference Index, and a change in the level of one of them may not correlate with a change in the level of the other.

•

Standard & Poor’s Financial Services LLC (“S&P” or the “Index Sponsor”) may adjust the Reference Index in a way that affects its level, and the Index Sponsor has no obligation to consider your interests.

•

You will have no rights as a holder of any of the securities represented by the Reference Index, you will have no rights to receive any of these securities, and you will not be entitled to dividends or other distributions by the issuers of these securities.

•

While we or our affiliates may from time to time own shares of companies included in the Reference Index, except to the extent that our common stock is included in the Reference Index, we do not control any company included in the Reference Index, and are not responsible for any disclosure made by any other company.

•

If you attempt to sell the notes prior to maturity, their market value, if any, will be affected by various factors that interrelate in complex ways and their market value may be less than the principal amount.

•	Purchases and sales by us and our affiliates of securities included in the Reference Index may affect your return.

•	Our trading and hedging activities may create conflicts of interest with you.

•	Our hedging activities may affect your return on the notes and their market value.

•	Our business activities relating to the companies represented by the Reference Index may create conflicts of interest with you.

•	There may be potential conflicts of interest involving the calculation agent. We have the right to appoint and remove the calculation agent.

•	You should consider the tax consequences of investing in the notes. See “U.S. Federal Income Tax Summary” below and beginning on page S-26 of the accompanying product supplement RANGE-2.

SUPPLEMENT TO THE PLAN OF DISTRIBUTION—CONFLICTS OF INTEREST

MLPF&S, a broker-dealer subsidiary of BAC, is a member of the Financial Industry Regulatory Authority, Inc. (“FINRA”) and will participate as selling agent in the distribution of the notes. Accordingly, offerings of the notes will conform to the requirements of FINRA Rule 5121. The notes have been offered at varying public offering prices related to prevailing market prices.

MLPF&S will sell the notes to other broker-dealers that will participate in the offering and that are not affiliated with us, at an agreed discount to the public offering price. Each of those broker-dealers may sell the notes to one or more additional broker-dealers. MLPF&S has informed us that these discounts may vary from dealer to dealer and that not all dealers will purchase or repurchase the notes at the same discount.

The settlement of the notes will occur on or about May 29, 2012.

MLPF&S may use this pricing supplement, and the accompanying product supplement, prospectus supplement and prospectus for offers and sales in secondary market transactions and market-making transactions in the notes. However, it is not obligated to engage in such secondary market transactions and/or market-making transactions. MLPF&S may act as principal or agent in these transactions, and any such sales will be made at prices related to prevailing market prices at the time of the sale.

6-MONTH U.S. DOLLAR LIBOR

The Reference Rate will be the 6-Month London Inter-Bank Offered Rate that appears on Reuters page LIBOR01 as of 11:00 A.M., London time, on the applicable Market Measure Business Day. The index maturity for the Reference Rate is six months, and the index currency is U.S. dollars.

If, on any Market Measure Business Day, the level of the Reference Rate is not quoted on Reuters page LIBOR01, or any page substituted for that page, then the level of the Reference Rate will be determined as set forth in the accompanying prospectus beginning on page 18 under the caption “Description of Debt Securities—Floating-Rate Notes—LIBOR Notes,” except that all determinations of the level of the Reference Rate will be made on and as of the applicable Market Measure Business Day and, in the event that the level of the Reference Rate cannot be determined as provided in the first three subparagraphs of that section, then the level of the Reference Rate for that Market Measure Business Day will be the level of the Reference Rate in effect on the previous Market Measure Business Day.

The following table sets forth, in percentage terms, the month-end levels of the Reference Rate obtained from Bloomberg L.P. for the period from January 2007 through April 2012.

	2007	2008	2009	2010	2011	2012
January	5.40000%	3.04125%	1.66000%	0.38438%	0.45381%	0.77825%
February	5.33000%	2.93125%	1.80313%	0.38688%	0.46400%	0.74875%
March	5.32969%	2.61438%	1.73563%	0.44438%	0.45950%	0.73340%
April	5.36000%	2.96500%	1.56500%	0.53063%	0.43050%	0.72840%
May	5.38475%	2.91063%	1.24000%	0.75188%	0.40313%
June	5.38625%	3.10875%	1.11125%	0.75250%	0.39775%
July	5.32688%	3.08375%	0.92500%	0.66781%	0.43025%
August	5.53500%	3.11750%	0.75500%	0.49669%	0.48578%
September	5.13250%	3.98125%	0.62875%	0.46250%	0.55783%
October	4.80625%	3.12125%	0.56438%	0.44844%	0.61944%
November	4.91000%	2.59125%	0.48813%	0.46100%	0.74833%
December	4.59625%	1.75000%	0.42969%	0.45594%	0.80850%

The following graph sets forth the monthly historical performance of the Reference Rate in the period from January 2007 through April 2012. The dotted lines represent 6.00%, the upper limit of the Reference Rate Range, and 0.00%, the lower limit of the Reference Rate Range. On the pricing date, the Reference Rate was 0.73640%.

The historical data on the Reference Rate presented above is not necessarily indicative of the future performance of the Reference Rate or what the value of the notes may be. The historical data sets forth only month-end levels of the Reference Rate. Interest accruing on the notes is determined in reference to daily levels of the Reference Rate. Any month-end trend in the level of the Reference Rate is not necessarily indicative of the intra-month trends. Furthermore, any historical upward or downward trend in the level of the Reference Rate during any period set forth above is not an indication that the level of the Reference Rate is more or less likely to increase or decrease at any time over the term of the notes.

S&P 500® INDEX

All disclosures contained in this pricing supplement regarding the Reference Index, including, without limitation, its make up, method of calculation, and changes in its components, have been derived from publicly available sources. The information reflects the policies of, and is subject to change by the Index Sponsor. The Index Sponsor has no obligation to continue to publish, and may discontinue publication of, the Reference Index. The consequences of the Index Sponsor discontinuing publication of the Reference Index are discussed in the section entitled “Description of the Notes—Discontinuance of an Index” on page S-24 of the accompanying product supplement RANGE-2. None of us, the calculation agent, or MLPF&S accepts any responsibility for the calculation, maintenance, or publication of the Reference Index or any successor index.

“Standard & Poor’s®”, “Standard & Poor’s 500TM”, “S&P 500®”, and “S&P®” are trademarks of S&P and have been licensed for use in this offering by our subsidiary, MLPF&S. The notes are not sponsored, endorsed, sold, or promoted by S&P, and S&P makes no representation regarding the advisability of investing in the notes.

The Reference Index is intended to provide an indication of the pattern of common stock price movement. The calculation of the level of the Reference Index is based on the relative value of the aggregate market value of the common stocks of 500 companies as of a particular time compared to the aggregate average market value of the common stocks of 500 similar companies during the base period of the years 1941 through 1943. As of April 30, 2012, 398 companies included in the Reference Index traded on the New York Stock Exchange, and 102 companies included in the Reference Index traded on The NASDAQ Stock Market. On April 30, 2012, the average market capitalization of the companies included in the Reference Index was $25.27 billion. As of that date, the largest component of the Reference Index had a market capitalization of $544.73 billion, and the smallest component of the Reference Index had a market capitalization of $1.08 billion.

S&P chooses companies for inclusion in the Reference Index with the aim of achieving a distribution by broad industry groupings that approximates the distribution of these groupings in the common stock population of its Stock Guide Database of over 10,000 companies, which S&P uses as an assumed model for the composition of the total market. Relevant criteria employed by S&P include the viability of the particular company, the extent to which that company represents the industry group to which it is assigned, the extent to which the market price of that company’s common stock generally is responsive to changes in the affairs of the respective industry and the market value and trading activity of the common stock of that company. Ten main groups of companies constitute the Reference Index, with the approximate percentage of the market capitalization of the Reference Index included in each group as of April 30, 2012 indicated in parentheses: Information Technology (20.29%); Financials (14.67%); Health Care (11.39%); Consumer Discretionary (11.22%); Energy (11.22%); Consumer Staples (10.85%); Industrials (10.51%); Utilities (3.50%); Materials (3.45%); and Telecommunication Services (2.91%). S&P from time to time, in its sole discretion, may add companies to, or delete companies from, the Reference Index to achieve the objectives stated above.

S&P calculates the Reference Index by reference to the prices of the constituent stocks of the Reference Index without taking account of the value of dividends paid on those stocks. As a result, the return on the notes will not reflect the return you would realize if you actually owned the Reference Index constituent stocks and received the dividends paid on those stocks.

Computation of the Reference Index

While S&P currently employs the following methodology to calculate the Reference Index, no assurance can be given that S&P will not modify or change this methodology in a manner that may affect the interest rate applicable to any quarterly interest period.

Historically, the market value of any component stock of the Reference Index was calculated as the product of the market price per share and the number of then outstanding shares of such component stock. In March 2005, S&P began shifting the Reference Index halfway from a market capitalization weighted formula to a float-adjusted formula, before moving the Reference Index to full float adjustment on September 16, 2005. S&P’s criteria for selecting stocks for the Reference Index did not change with the shift to float adjustment. However, the adjustment affects each company’s weight in the Reference Index.

Under float adjustment, the share counts used in calculating the Reference Index reflect only those shares that are available to investors, not all of a company’s outstanding shares. S&P defines three groups of shareholders whose holdings are subject to float adjustment:

•	holdings by other publicly traded corporations, venture capital firms, private equity firms, strategic partners, or leveraged buyout groups;

•	holdings by government entities, including all levels of government in the U.S. or foreign countries; and

•

holdings by current or former officers and directors of the company, founders of the company, or family trusts of officers, directors, or founders, as well as holdings of trusts, foundations, pension funds, employee stock ownership plans, or other investment vehicles associated with and controlled by the company.

However, treasury stock, stock options, restricted shares, equity participation units, warrants, preferred stock, convertible stock, and rights are not part of the float. In cases where holdings in a group exceed 10% of the outstanding shares of a company, the holdings of that group are excluded from the float-adjusted count of shares to be used in the Reference Index calculation. Mutual funds, investment advisory firms, pension funds, or foundations not associated with the company and investment funds in insurance companies, shares of a U.S. company traded in Canada as “exchangeable shares,” shares that trust beneficiaries may buy or sell without difficulty or significant additional expense beyond typical brokerage fees, and, if a company has multiple classes of stock outstanding, shares in an unlisted or non-traded class if such shares are convertible by shareholders without undue delay and cost, are also part of the float.

For each stock, an investable weight factor (“IWF”) is calculated by dividing the available float shares, defined as the total shares outstanding less shares held in one or more of the three groups listed above where the group holdings exceed 10% of the outstanding shares, by the total shares outstanding. The float-adjusted Reference Index is then calculated by multiplying, for each stock in the Reference Index, the IWF, the price, and total number of shares outstanding, adding together the resulting amounts, and then dividing that sum by the index divisor. For companies with multiple classes of stock, S&P calculates the weighted average IWF for each stock using the proportion of the total company market capitalization of each share class as weights. The Reference Index is calculated using a base-weighted aggregate methodology. The level of the Reference Index reflects the total market value of all 500 component stocks relative to the base period of the years 1941 through 1943. An indexed number is used to represent the results of this calculation in order to make the level easier to work with and track over time. The actual total market value of the component stocks during the base period of the years 1941 through 1943 has been set to an indexed level of 10. This is often indicated by the notation 1941-43 = 10. In practice, the daily calculation of the Reference Index is computed by dividing the total market value of the component stocks by the “index divisor.” By itself, the index divisor is an arbitrary number. However, in the context of the calculation of the Reference Index, it serves as a link to the original base period level of the Reference Index. The index divisor keeps the Reference Index comparable over time and is the manipulation point for all adjustments to the Reference Index, which is index maintenance.

Reference Index Maintenance

Reference Index maintenance includes monitoring and completing the adjustments for company additions and deletions, share changes, stock splits, stock dividends, and stock price adjustments due to company restructuring or spinoffs. Some corporate actions, such as stock splits and stock dividends, require changes in the common shares outstanding and the stock prices of the companies in the Reference Index, and do not require index divisor adjustments.

To prevent the level of the Reference Index from changing due to corporate actions, corporate actions which affect the total market value of the Reference Index require an index divisor adjustment. By adjusting the index divisor for the change in market value, the level of the Reference Index remains constant and does not reflect the corporate actions of individual companies in the Reference Index. Index divisor adjustments are made after the close of trading and after the calculation of the Reference Index closing level.

Changes in a company’s shares outstanding of 5% or more due to mergers, acquisitions, public offerings, tender offers, Dutch auctions, or exchange offers are made as soon as reasonably possible. All other changes of 5% or more (due to, for example, company stock repurchases, private placements, redemptions, exercise of options, warrants, conversion of preferred stock, notes, debt, equity participation units, at the market offerings, or other recapitalizations) are made weekly and are announced on Wednesdays for implementation after the close of trading on the following Wednesday. Changes of less than 5% due to a company’s acquisition of another company in the Reference Index are made as soon as reasonably possible. All other changes of less than 5% are accumulated and made quarterly on the third Friday of March, June, September, and December, and are usually announced two to five days prior.

Changes in IWFs of more than five percentage points caused by corporate actions (such as merger and acquisition activity, restructurings, or spinoffs) will be made as soon as reasonably possible. Other changes in IWFs will be made annually when IWFs are reviewed.

The following table sets forth, in percentage terms, the month-end closing levels of the Reference Index obtained from Bloomberg L.P. for the period from January 2007 through April 2012.

	2007	2008	2009	2010	2011	2012
January	1,438.24	1,378.55	825.88	1,073.87	1,286.12	1,312.41
February	1,406.82	1,330.63	735.09	1,104.49	1,327.22	1,365.68
March	1,420.86	1,322.70	797.87	1,169.43	1,325.83	1,408.47
April	1,482.37	1,385.59	872.81	1,186.69	1,363.61	1,397.91
May	1,530.62	1,400.38	919.14	1,089.41	1,345.20
June	1,503.35	1,280.00	919.32	1,030.71	1,320.64
July	1,455.27	1,267.38	987.48	1,101.60	1,292.28
August	1,473.99	1,282.83	1,020.62	1,049.33	1,218.89
September	1,526.75	1,166.36	1,057.08	1,141.20	1,131.42
October	1,549.38	968.75	1,036.19	1,183.26	1,253.30
November	1,481.14	896.24	1,095.63	1,180.55	1,246.96
December	1,468.36	903.25	1,115.10	1,257.64	1,257.60

The following graph sets forth the monthly historical performance of the closing level of the Reference Index in the period from January 2007 through April 2012. The dotted line represents the Reference Index Strike Level of 989.15. On the pricing date, the closing level of the Reference Index was 1,318.86.

The historical data on the Reference Index presented above is not necessarily indicative of the future performance of the Reference Index or what the value of the notes may be. The historical data sets forth only month-end closing levels of the Reference Index. Interest accruing on the notes is determined in reference to daily closing levels of the Reference Index. Any month-end trend in the level of the Reference Index is not necessarily indicative of the intra-month trends. Furthermore, any historical upward or downward trend in the level of the Reference Index during any period set forth above is not an indication that the level of the Reference Index is more or less likely to increase or decrease at any time over the term of the notes.

The following graph sets forth the monthly historical performance of the Reference Rate (in blue) and the monthly historical performance of the closing level of the Reference Index (in red) in the period from January 2007 through April 2012. The dotted blue lines represent 6.00%, the upper limit of the Reference Rate Range, and 0.00%, the lower limit of the Reference Rate Range, and the dotted red line represents the Reference Index Strike Level of 989.15.

The historical data on the Reference Rate and the Reference Index presented above is not necessarily indicative of the future performance of the Reference Rate or the Reference Index, or what the value of the notes may be. The historical data sets forth only month-end levels of the Reference Rate and the Reference Index. Interest accruing on the notes is determined in reference to daily levels of the Reference Rate and the Reference Index. Any month-end trend in the levels of the Reference Rate and the Reference Index is not necessarily indicative of the intra-month trends. Furthermore, any historical upward or downward trend in the levels of the Reference Rate or the Reference Index during any period set forth above is not an indication that the levels of the Reference Rate or the Reference Index are more or less likely to increase or decrease at any time over the term of the notes.

Before investing in the notes, you should consult publicly available sources for the levels of the Reference Rate and the Reference Index. The generally unsettled international environment and related uncertainties, including the risk of terrorism, may result in the Reference Rate, the Reference Index, and financial markets generally exhibiting greater volatility than in earlier periods.

License Agreement

S&P and MLPF&S have entered into a non-exclusive license agreement providing for the license to MLPF&S, in exchange for a fee, of the right to use the Reference Index in connection with this offering. The license agreement provides that the following language must be stated in this pricing supplement:

“The notes are not sponsored, endorsed, sold, or promoted by S&P. S&P makes no representation or warranty, express or implied, to the holders of the notes or any member of the public regarding the advisability of investing in securities generally or in the notes particularly or the ability of the Reference Index to track general stock market performance. S&P’s only relationship to MLPF&S and to us (other than transactions entered into in the ordinary course of business) is the licensing of certain trademarks and trade names of S&P and of the Reference Index which is determined, composed, and calculated by S&P without regard to MLPF&S, us, or the notes. S&P has no obligation to take the needs of MLPF&S, our needs or the needs of the holders of the notes into consideration in determining, composing, or calculating the Reference Index. S&P is not responsible for and has not participated in the determination of the timing of the sale of the notes, prices at which the notes are to initially be sold, or quantities of the notes to be issued or in the determination or calculation of the equation by which the notes are to be converted into cash. S&P has no obligation or liability in connection with the administration, marketing, or trading of the notes.

S&P DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE REFERENCE INDEX OR ANY DATA INCLUDED IN THE REFERENCE INDEX. S&P SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS IN THE REFERENCE INDEX. S&P MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY MLPF&S, US, HOLDERS OF THE NOTES OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE REFERENCE INDEX OR ANY DATA INCLUDED IN THE REFERENCE INDEX IN CONNECTION WITH THE RIGHTS LICENSED UNDER THE LICENSE AGREEMENT DESCRIBED IN THIS PRICING SUPPLEMENT OR FOR ANY OTHER USE. S&P MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND HEREBY EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE WITH RESPECT TO THE REFERENCE INDEX OR ANY DATA INCLUDED IN THE REFERENCE INDEX. WITHOUT LIMITING ANY OF THE ABOVE INFORMATION, IN NO EVENT SHALL S&P HAVE ANY LIABILITY FOR ANY SPECIAL, PUNITIVE, INDIRECT, OR CONSEQUENTIAL DAMAGES, INCLUDING LOST PROFITS, EVEN IF NOTIFIED OF THE POSSIBILITY OF THESE DAMAGES.”

VALIDITY OF THE NOTES

In the opinion of McGuireWoods LLP, as counsel to BAC, when the trustee has made an appropriate entry on Schedule 1 to the Master Registered Global Senior Note, dated March 30, 2012 (the “Master Note”) identifying the notes offered hereby as supplemental obligations thereunder in accordance with the instructions of BAC, and the notes have been delivered against payment therefor as contemplated in this pricing supplement and the related product supplement, prospectus supplement and prospectus, all in accordance with the provisions of the Senior Indenture, such notes will be legal, valid and binding obligations of BAC, subject to applicable bankruptcy, reorganization, insolvency, moratorium, fraudulent conveyance or other similar laws affecting the rights of creditors now or hereafter in effect, and to equitable principles that may limit the right to specific enforcement of remedies, and further subject to 12 U.S.C. §1818(b)(6)(D) (or any successor statute) and any bank regulatory powers now or hereafter in effect and to the application of principles of public policy. This opinion is given as of the date hereof and is limited to the federal laws of the United States, the laws of the State of New York and the Delaware General Corporation Law (including the statutory provisions, all applicable provisions of the Delaware Constitution and reported judicial decisions interpreting the foregoing). In addition, this opinion is subject to the assumption that the trustee’s certificate of authentication of the Master Note has been manually signed by one of the trustee’s authorized officers and to customary assumptions about the trustee’s authorization, execution and delivery of the Senior Indenture, the validity, binding nature and enforceability of the Senior Indenture with respect to the trustee, the legal capacity of natural persons, the genuineness of signatures, the authenticity of all documents submitted to McGuireWoods LLP as originals, the conformity to original documents of all documents submitted to McGuireWoods LLP as photocopies thereof, the authenticity of the originals of such copies and certain factual matters, all as stated in the letter of McGuireWoods LLP dated March 30, 2012, which has been filed as an exhibit to BAC’s Registration Statement relating to the notes filed with the SEC on March 30, 2012.

U.S. FEDERAL INCOME TAX SUMMARY

The following general description of the material U.S. federal income tax considerations applicable to the acquisition, ownership, and disposition of the notes is based upon the advice of Morrison & Foerster LLP, our tax counsel. The following discussion is not exhaustive of all possible tax considerations. This summary is based upon the Code, regulations promulgated under the Code by the U.S. Treasury (including proposed and temporary regulations), rulings, current administrative interpretations and official pronouncements of the IRS, and judicial decisions, all as currently in effect and all of which are subject to differing interpretations or to change, possibly with retroactive effect. No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of the tax consequences described below.

This summary is directed solely to holders that, except as otherwise specifically noted, will purchase the notes upon original issuance and will hold the notes as capital assets within the meaning of Section 1221 of the Code, which generally means property held for investment. This summary assumes that the issue price of the notes, as determined for U.S. federal income tax purposes, equals the principal amount thereof.

The following summary is not complete and is subject to the qualifications and limitations set forth in the discussion under “U.S. Federal Income Tax Considerations” beginning on page 62 of the accompanying prospectus and in the discussion under “U.S. Federal Income Tax Summary” beginning on page S-26 of the accompanying product supplement, which you should carefully review prior to investing in the notes. The following section supplements and, to the extent inconsistent with, supersedes the discussions of U.S. federal income taxation in the accompanying prospectus and product supplement. It applies only to those U.S. Holders and Non-U.S. Holders who are not excluded from the discussion of U.S. federal income taxation in the accompanying prospectus.

You should consult your own tax advisor concerning the U.S. federal income tax consequences to you of acquiring, owning, and disposing of the notes, as well as any tax consequences arising under the laws of any state, local, foreign, or other tax jurisdiction and the possible effects of changes in U.S. federal or other tax laws.

Tax Characterization of the Notes

No statutory, judicial, or administrative authority directly addresses the characterization of the notes or securities similar to the notes for U.S. federal income tax purposes. As a result, certain aspects of the U.S. federal income tax consequences of an investment in the notes are not certain. We intend to treat the notes as “contingent payment debt instruments” for U.S. federal income tax purposes, subject to taxation under the “noncontingent bond method,” and the balance of this discussion assumes that this characterization is proper and will be respected.

U.S. Holders

If the notes are properly characterized as contingent payment debt instruments for U.S. federal income tax purposes, such notes generally will be subject to U.S. Treasury regulations governing contingent payment debt instruments. Under those regulations, and as further described under “U.S Federal Income Tax Considerations—Taxation of Debt Securities—Consequences to U.S. Holders—Debt Securities Subject to Contingences” in the accompanying prospectus and under “U.S. Federal Income Tax Summary—U.S. Holders—Notes Treated as Contingent Payment Debt Instruments”, a U.S. Holder will be required to report OID or interest income based on a “comparable yield” and a “projected payment schedule,” established by us for determining interest accruals and adjustments with respect to a note. A U.S. Holder of a note generally will be required to include in income OID in excess of actual cash payments received for certain taxable years.

The following table is based upon a projected payment schedule and a comparable yield equal to 4.8730% per annum (compounded quarterly), that we established for the notes, and shows the amounts of ordinary income from a note that an initial U.S. Holder that holds the note until maturity and pays taxes on a calendar year basis should be required to report each calendar year.

Accrual Period	Interest Deemed to Accrue on the Notes During Accrual Period per Unit	Total Interest Deemed to Have Accrued on the Notes as of End of Accrual Period per Unit
May 29, 2012 to December 31, 2012	$28.6965	$28.6965
January 1, 2013 to December 31, 2013	$48.7300	$77.4265
January 1, 2014 to December 31, 2014	$48.7300	$126.1565
January 1, 2015 to December 31, 2015	$48.7300	$174.8865
January 1, 2016 to December 31, 2016	$48.7300	$223.6165
January 1, 2017 to December 31, 2017	$48.7300	$272.3465
January 1, 2018 to December 31, 2018	$48.7300	$321.0765
January 1, 2019 to December 31, 2019	$48.7300	$369.8065
January 1, 2020 to December 31, 2020	$48.7300	$418.5365
January 1, 2021 to December 31, 2021	$48.7300	$467.2665
January 1, 2022 to December 31, 2022	$48.7300	$515.9965
January 1, 2023 to December 31, 2023	$48.7300	$564.7265
January 1, 2024 to December 31, 2024	$48.7300	$613.4565
January 1, 2025 to December 31, 2025	$48.7300	$662.1865
January 1, 2026 to December 31, 2026	$48.7300	$710.9165
January 1, 2027 to May 28, 2027	$19.8981	$730.8146

In addition, we have determined the projected payment schedule for the notes as follows:

	February 28	May 28	August 28	November 28
2012			$12.0471	$12.1825
2013	$12.1825	$12.1825	$12.1825	$12.1825
2014	$12.1825	$12.1825	$12.1825	$12.1825
2015	$12.1825	$12.1825	$12.1825	$12.1825
2016	$12.1825	$12.1825	$12.1825	$12.1825
2017	$12.1825	$12.1825	$12.1825	$12.1825
2018	$12.1825	$12.1825	$12.1825	$12.1825
2019	$12.1825	$12.1825	$12.1825	$12.1825
2020	$12.1825	$12.1825	$12.1825	$12.1825
2021	$12.1825	$12.1825	$12.1825	$12.1825
2022	$12.1825	$12.1825	$12.1825	$12.1825
2023	$12.1825	$12.1825	$12.1825	$12.1825
2024	$12.1825	$12.1825	$12.1825	$12.1825
2025	$12.1825	$12.1825	$12.1825	$12.1825
2026	$12.1825	$12.1825	$12.1825	$12.1825
2027	$12.1825	$1,012.1825

You should be aware that these amounts are not calculated or provided for any purposes other than the determination of a U.S. Holder’s interest accruals and adjustments with respect to the notes for U.S. federal income tax purposes. By providing the table above and the projected payment schedule, we make no representations regarding the actual amounts of interest payments on the notes.

Upon a sale, exchange, retirement, or other disposition of the notes, a U.S. Holder generally will recognize taxable gain or loss equal to the difference between the amount realized and that holder’s tax basis in the notes. A U.S. Holder’s tax basis in the notes generally will equal the cost of the notes, increased by the amount of OID previously accrued by the holder for the notes and reduced by any projected payments for previous periods on the notes. A U.S. Holder generally will treat any gain as interest income, and will treat any loss as ordinary loss to the extent of the excess of previous interest inclusions over the total negative adjustments previously taken into account as ordinary losses, and the balance as long-term or short-term capital loss depending upon the U.S. Holder’s holding period for the notes. The deductibility of capital losses by a U.S. Holder is subject to limitations.

Non-U.S. Holders

Please see the discussion under “U.S. Federal Income Tax Considerations—Taxation of Debt Securities—Consequences to Non-U.S. Holders” in the accompanying prospectus for the material U.S. federal income tax consequences that will apply to Non-U.S. Holders of the notes.

Backup Withholding and Information Reporting

Please see the discussion under “U.S. Federal Income Tax Considerations—Taxation of Debt Securities—Backup Withholding and Information Reporting” in the accompanying prospectus for a description of the applicability of the backup withholding and information reporting rules to payments made on the notes.

ADDITIONAL TERMS

You should read this pricing supplement, together with the documents listed below, which together contain the terms of the notes and supersede all prior or contemporaneous oral statements as well as any other written materials. You should carefully consider, among other things, the matters set forth under “Risk Factors” in the sections indicated on the cover of this pricing supplement. The notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting, and other advisors before you invest in the notes.

You may access the following documents on the SEC Website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC Website):

•	Product supplement RANGE-2 dated April 3, 2012:

http://www.sec.gov/Archives/edgar/data/70858/000119312512148347/d327510d424b5.htm

•	Series L MTN prospectus supplement dated March 30, 2012 and prospectus dated March 30, 2012:

http://www.sec.gov/Archives/edgar/data/70858/000119312512143855/d323958d424b5.htm